Filed pursuant to Rule 424(b)(3)
Registration File No. 333-121948
PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus Dated August 9, 2005)
$146,400,000
GenCorp Inc.
2 1/4% Convertible Subordinated Debentures due 2024, and the Common Stock Issuable Upon Conversion of
the Debentures

     This prospectus supplement no. 3 supplements and amends the prospectus dated August 9, 2005 relating to 2 1/4% Convertible Subordinated Debentures due 2024 of GenCorp Inc., an Ohio corporation, held by certain securityholders. As more fully described under “Plan of Distribution” in the prospectus, the selling securityholders may offer for sale the debentures and the shares of our common stock into which the debentures are convertible from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the debentures or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the debentures and the common stock for whom they may act as agent.
     The table below sets forth additional and updated information concerning beneficial ownership of the debentures and the common stock issuable upon conversion of the debentures and supplements and amends the table appearing under “Selling Securityholders” beginning on page 30 of the prospectus. The information set forth in the table below supersedes the corresponding information in the table appearing in the prospectus. We have prepared this table based on information given to us by the selling securityholder listed below prior to the date hereof.

Aggregate
	Principal Amount			Common
	of Debentures at	Percentage of	Common Stock	Stock
	Maturity that may	Debentures	Owned Prior	Registered
Name	be Sold	Outstanding	to Conversion	Hereby(1)
Highbridge International LLC	$15,500,000	10.6%		775,000
(1)	The debentures are convertible under certain circumstances into cash and shares of our common stock at an initial conversion rate equal to 50 shares of common stock per $1,000 principal amount at maturity of the debentures, subject to adjustment, as described under “Description of the Debentures—Conversion Rights.” Assumes for each $1,000 in aggregate principal amount of debentures a maximum of 50 shares of common stock could be received upon conversion.
     The prospectus, together with prospectus supplement no. 1, dated March 1, 2006, prospectus supplement no. 2, dated July 17, 2006, and this prospectus supplement no. 3, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the debentures and the common stock issuable upon conversion of the debentures.
     Investing in the debentures and the common stock issuable upon their conversion involves certain risks. See “Risk Factors — Risks Related to Our Business” beginning on page 6 of the prospectus and “Risk Factors” beginning on page 15 of our Annual Report on Form 10-K for the fiscal year ended November 30, 2007, which is incorporated herein by reference.
     The securities offered hereby have not been approved or recommended by the Securities and Exchange Commission or any state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is June 26, 2008